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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Winston Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
975657107
(CUSIP Number)
David M. Bernstein
3101 N. Seminary, Unit A
Chicago, IL 60657
(773) 935-6434
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	975657107

1	NAMES OF REPORTING PERSONS Bernstein, David M.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

	7	SOLE VOTING POWER

NUMBER OF		4,982,129 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,982,129 (1)

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,982,129

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14	TYPE OF REPORTING PERSON

IN
(1) Includes 750 shares of common stock beneficially owned by Mr. Bernstein’s spouse and minor children.

Item 1. Security and Issuer.
This statement relates to shares of common stock, par value $.001 per share, of Winston Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 100 North Fairway Drive, Suite 134, Vernon Hills, IL 60061.
Item 2. Identity and Background.
(a) David M. Bernstein
(b) 3101 N. Seminary, Unit A
Chicago, IL 60657
(c) Senior Editor, Chicago Magazine, located at 435 N. Michigan Avenue, Ste. 1100, Chicago, Illinois, 60611.
(d) During the past five years, Mr. Bernstein has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) During the past five years, Mr. Bernstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Bernstein is a citizen of the United States.
Item 3. Source and Amount of Funds and Other Consideration.
The shares of the Issuer’s common stock were issued to Mr. Bernstein as consideration for the Merger described in Item 4 herein below and in exchange of 2,257,720 shares of common stock of Winston Laboratories, Inc., a Delaware corporation (“Winston”), beneficially owned by Mr. Bernstein. The share exchange, after giving effect to the Issuer’s 8-to-1 reverse stock split of all issued and outstanding classes of its capital stock on December 15, 2008, was reported on the Over-The-Counter Bulletin Board on January 16, 2009 and the shares were issued to Mr. Bernstein on February 17, 2009.
Item 4. Purpose of Transaction.
Effective November 13, 2007, the Issuer entered into a definitive Merger Agreement and Plan of Reorganization (the “Merger Agreement”) with Winston, Winston Acquisition Corp., a Delaware corporation (“Merger Sub”), which is a wholly-owned subsidiary of the Issuer that was formed to facilitate the Merger pursuant to which on September 25, 2008, Winston became a wholly-owned subsidiary of the Issuer (the “Merger”). Under the terms of the Merger Agreement, at the closing of the Merger:
•
all of the issued and outstanding capital stock of Winston consisting of 23,937,358 shares of common stock, par value $0.001 per share, 5,815,851 shares of the Winston Series A Convertible Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), and 4,187,413 shares of the Winston Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), was exchanged for 422,518,545 shares of the Issuer’s common stock, par value $0.001 per share (at an exchange ratio of 17.65101 shares of Issuer common stock per share of Winston common stock), 101,849 shares of the Issuer’s Series A Convertible Preferred Stock and 73,332 shares of the Issuer’s Series B Convertible Preferred Stock (at an exchange ratio of .01751238 shares of Issuer preferred stock per share of Winston preferred stock);

•	the Issuer assumed Winston’s stock option plans;

•	Winston’s outstanding 1,643,750 options to purchase 1,643,750 shares of Winston’s common stock were converted to options to purchase 29,013,848 shares of the Issuer’s common stock;

•
all of outstanding warrants to purchase Winston Series A Preferred Stock were assumed by the Issuer and amended and converted into the right to acquire, expiring November 13, 2012, upon the exercise of such warrants, an aggregate of 71,672 shares of the Issuer’s Series A Preferred Stock at a price per share of $49.09.

Prior to the closing of the Merger, the Issuer had 18,332,896 shares of common stock issued and outstanding and, subsequent to the Merger, the Issuer had 440,851,441 shares of common stock issued and outstanding. Effective December 15, 2008, the Issuer effected an 8-to-1 reverse stock split of all issued and outstanding classes of its capital stock. The Issuer had no shares of Series A or Series B Preferred Stock outstanding prior to the Merger.
Item 5. Interest in Securities of the Company.
(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Mr. Bernstein may be found in rows 11 and 13 of the Cover Page of this Schedule 13D, which hereby is incorporated by reference.
(b) The powers that Mr. Bernstein has relative to the shares of the Issuer’s common stock discussed herein may be found in rows 7 through 10 of the Cover Page of this Schedule 13D, which hereby is incorporated by reference.
(c) None.
(d) None.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.
Item 7. Materials to be Filed as Exhibits.
None.
[The remainder of this page is left blank intentionally.]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2009	/s/ David M. Bernstein David M. Bernstein